# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Intchains Group Ltd, CIK 0001895597
CUSIP: 45828E104
Title of class of securities: Class A ordinary shares, par value US$0.000001 per share
Address of issuer's principal executive offices: Building 16, Lane 999, Xinyuan South Roa, Lin-gang Special Area, Pudong, SHANGHAI, China (F4), 201306
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-034195
Filed by CIK 0002003269

## Reporting persons
- Intchain DQ Asset Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 25,961,500; shared voting power 0; sole dispositive power 25,961,500; shared dispositive power 0; aggregate amount beneficially owned 25,961,500 (21.38% of the class)
  Comment: (1)The value in rows 5 and 7 represents 25,961,500 Class B ordinary shares held of record by Intchain DQ Asset Holding Limited as of March 31, 2026.
  
  (2) The calculation in row 11 is on an as-converted basis based on: (i) a numerator of 25,961,500, and (ii) a denominator that is the sum of (x) 57,431,614, the number of the Issuer's Class A ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer, and (y) 63,992,240, the number of the Issuer's total Class B ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer. The ownership percentage would be 26.32%, if calculated on a partially-diluted basis based on (i) a numerator of 25,961,500 and (ii) a denominator of 98,624,034, which equals the total number of the Issuer's Class A ordinary shares outstanding as of December 31, 2025, together with the 41,192,420 Class B ordinary shares held by the Reporting Person. The ownership percentage would be 40.57% if calculated based solely on an aggregate of 63,992,240 Class B ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Intchains DQ Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,000,000; shared voting power 0; sole dispositive power 3,000,000; shared dispositive power 0; aggregate amount beneficially owned 3,000,000 (2.47% of the class)
  Comment: (1) The value in rows 5 and 7 represents 3,000,000 Class B ordinary shares held of record by Intchain DQ Holding Limited as of March 31, 2026.
  
  (2) The calculation in row 11 is on as-converted basis based on: (i) a numerator of 3,000,000, and (ii) a denominator that is the sum of (x) 57,431,614, the number of the Issuer's Class A ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer, and (y) 63,992,240, the number of the Issuer's total Class B ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer. The ownership percentage would be 3.04%, if calculated on a partially diluted basis based on (i) a numerator of 3,000,000 and (ii) a denominator of 98,624,034, which equals the total number of the Issuer's Class A ordinary shares outstanding as of December 31, 2025, together with the 41,192,420 Class B ordinary shares held by the Reporting Person. The ownership percentage would be 4.67% if calculated based solely on an aggregate of 63,992,240 Class B ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Intchains CHX1 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 5,912,120; shared voting power 0; sole dispositive power 5,912,120; shared dispositive power 0; aggregate amount beneficially owned 5,912,120 (4.87% of the class)
  Comment: (1) The value in rows 5 and 7 represents 5,912,120 Class B ordinary shares held of record by Intchain CHX1 Limited as of March 31, 2026.
  
  (2) The calculation in row 11 is on as-converted basis: (i) the numerator is 5,912,120, and (ii) the denominator is the sum of (x) 57,431,614, the number of the Issuer's Class A ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer, and (y) 63,992,240, the number of the Issuer's total Class B ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer. The ownership percentage would be 5.99%, if calculated on a partially-diluted based on (i) a numerator of 5,912,120 and (ii) a denominator of 98,624,034, which equals the total number of the Issuer's Class A ordinary shares outstanding as of December 31, 2025, together with the 41,192,420 Class B ordinary shares held by the Reporting Person. The ownership percentage would be 9.24% if calculated based solely on an aggregate of 63,992,240 Class B ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Intchains CHX2 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 6,318,800; shared voting power 0; sole dispositive power 6,318,800; shared dispositive power 0; aggregate amount beneficially owned 6,318,800 (5.2% of the class)
  Comment: (1) The value in rows 5 and 7 represents 6,318,800 Class B ordinary shares held of record by Intchain CHX2 Limited as of March 31, 2026.
  
  (2) The calculation in row 11 is on an as-converted basis: (i) the numerator is 6,318,800, and (ii) the denominator is the sum of (x) 57,431,614, the number of the Issuer's Class A ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer, and (y) 63,992,240, the number of the Issuer's total Class B ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer. The ownership percentage would be 6.41%, if calculated on a partially-diluted basis based on (i) a numerator of 6,318,800 and (ii) a denominator of 98,624,034, which equals the total number of the Issuer's Class A ordinary shares outstanding as of December 31, 2025, together with the 41,192,420 Class B ordinary shares held by the Reporting Person. The ownership percentage would be 9.87% if calculated based solely on an aggregate of 63,992,240 Class B ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Qiang Ding: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 41,192,420; shared voting power 0; sole dispositive power 41,192,420; shared dispositive power 0; aggregate amount beneficially owned 41,192,420 (33.92% of the class)
  Comment: (1) The value in rows 5 and 7 represents (i) 25,961,500 Class B ordinary shares directly held by Intchain DQ Asset Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding; (ii) 3,000,000 Class B ordinary shares directly held by Intchains DQ Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding; (iii) 5,912,120 Class B ordinary shares directly held by Intchains CHX1 Limited, a British Virgin Islands company 100% owned by Qiang Ding; and (iv) 6,318,800 Class B ordinary shares directly held by Intchains CHX2 Limited, a British Virgin Islands company 100% owned by Qiang Ding.
  
  (2) The calculation in row 11 is on an as-converted basis: (i) the numerator is 41,192,420, and (ii) the denominator is the sum of (x) 57,431,614, the number of the Issuer's Class A ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer, and (y) 63,992,240, the number of the Issuer's total Class B ordinary shares issued and outstanding as of December 31, 2025 as provided by the Issuer. The ownership percentage would be 41.77%, if calculated on a partially-diluted basis based on (i) a numerator of 41,192,420 and (ii) a denominator of 98,624,034, which equals the total number of the Issuer's Class A ordinary shares outstanding as of December 31, 2025, together with the 41,192,420 Class B ordinary shares held by the Reporting Person. The ownership percentage would be 64.37% if calculate based solely on an aggregate of 63,992,240 Class B ordinary shares issued and outstanding as of December 31, 2025, as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

## Item 1. Issuer
Name of issuer: Intchains Group Ltd
Address of issuer's principal executive offices: Building 16, Lane 999, Xinyuan South Road, Lin-gang Special Area, Pudong

## Item 2. Person Filing
Name of person filing:
Intchain DQ Asset Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding.
Intchains DQ Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding.
Intchains CHX1 Limited, a British Virgin Islands company 100% owned by Qiang Ding.
Intchains CHX2 Limited, a British Virgin Islands company 100% owned by Qiang Ding.
Qiang Ding, a citizen of the People's Republic of China.
Address of principal business office or, if none, residence:
The address of each of Intchain DQ Asset Holding Limited, Intchains DQ Holding Limited, Intchains CHX1 Limited, Intchains CHX2 Limited and Qiang Ding is as follows:

c/o Start Chambers, Wickham's Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
Citizenship:
Intchain DQ Asset Holding Limited, a British Virgin Islands company;
Intchains DQ Holding Limited, a British Virgin Islands company;
Intchains CHX1 Limited, a British Virgin Islands company;
Intchains CHX2 Limited, a British Virgin Islands company;
Mr. Qiang Ding, a citizen of the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Percent of class: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Sole power to vote or to direct the vote: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Shared power to vote or to direct the vote: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Intchain DQ Asset Holding Limited: /s/ Qiang Ding, Director (05/11/2026)
- Intchains DQ Holding Limited: /s/ Qiang Ding, Director (05/11/2026)
- Intchains CHX1 Limited: /s/ Qiang Ding, Director (05/11/2026)
- Intchains CHX2 Limited: /s/ Qiang Ding, Director (05/11/2026)
- Qiang Ding: /s/ Qiang Ding, Qiang Ding (05/11/2026)